Exhibit 99.5

GRAPH BLOCKCHAIN INC. For Immediate Release Canadian Securities Exchange Symbol “GBLC”

GRAPH BLOCKCHAIN ANNOUNCES RECORD REVENUE IN Q3

TORONTO, ONTARIO– March 28, 2019– Graph Blockchain Inc. (“Graph” or “Company”) (CSE: GBLC) is pleased to announce the results of the Company’s third quarter, ending January 31, 2019.

The results for the third quarter represent the Company’s first consolidated operational results subsequent to the reverse-takeover(“RTO”) transaction completed on November 6, 2018.

For the nine months period ended January 31, 2019, the Company had revenues of $1,147,288 from operations, and loss of $6,368,121 which includes non-cash cost of $1,161,733 and Reverse Takeover(“RTO”) related cost of $2,741,802. For the period, the Company’s EBITDA was ($6,367,102) with Adjusted EBITDA of ($2,492,967). The Company had working capital of $1,274,248 as at January 31, 2019.

The filings, along with additional information regarding the Company, are available on SEDAR at www.sedar.com.

Graph Blockchain Milestones:

•	Successfully completed a RTO to list on the CSE November 6, 2018;

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Partnered with Datametrex AI Limited, and signed a non-binding LOI with LOTTE to build a Private Blockchain solution for the importation of Canadian Beef. The signing ceremony took place at the Canadian Embassy in Seoul, South Korea;

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Through our continued sales relationship with IBM, Graph Blockchain secured a second contract with Samsung for approximately $1,000,000. The first contract was for approximately $300,000 for a prototype and this second contract was to build out the solution.

•	Appointed a new management team with Andrew Ryu as Chairman and Jeffrey Stevens as CEO

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Continue to work with the Korean Trade Organization (KTNET) for the automation of electronic trade in Korea. Graph Blockchain signed a MOU with KTNET in August of 2018, since then, our team has been negotiating with KTNET on structuring the definitive agreement.

“We are very pleased with what we have achieved to date. We have met key milestones that include the Reverse Take-Over transaction (the “RTO”), completing prototypes to various global companies, obtaining two (2) patents and six (6) patents pending, signing MOU with “Lotte” to build blockchain systems for food chain supply management and securing our first solution agreement with Samsung Electronics through IBM and a distribution partner. We are now in position to reap the benefits of the investments we have made, drive top and bottom-line growth and leverage the synergies that we are seeing across the company.” says Jeff Stevens, CEO of Graph Blockchain.

About Graph Blockchain Inc.

The Company develops leading-edge private blockchain business intelligence and data management solutions and is a pure play in the graph database technology space. Graph leverages its proprietary integration of the AgensGraph Database engine with IBM’s Hyperledger Fabric to create a transparent and immutable ledger with near real-time transactional data processing and intuitive data visualization. The Company has secured multiple prototype development contracts with multi-national conglomerates and sells across client subsidiaries as a full enterprise product.

Additional Information on the Company is available at: www.graphblockchain.com

To keep updated with all news, corporate information and direct dialogue with Management join our Investor group on 8020 Connect here: http://bit.ly/8020Graph

For further information, please contact:

Jeffrey Stevens – CEO

Phone:    (647) 400-8494

Email:     jstevens@graphblockchain.com

Forward Looking Statements

This news release contains “forward-looking statements” within the meaning of applicable securities laws. All statements contained herein that are not clearly historical in nature may constitute forward-looking statements. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “likely”, “should”, “would”, “plan”, “anticipate”, “intend”, “potential”, “proposed”, “estimate”, “believe” or the negative of these terms, or other similar words, expressions and grammatical variations thereof, or statements that certain events or conditions “may” or “will” happen, or by discussions of strategy. Readers are cautioned to consider these and other factors, uncertainties and potential events carefully and not to put undue reliance on forward-looking statements. Such statements may prove to be incorrect and actual results may differ materially from those anticipated.

The forward-looking statements contained herein are made as of the date of this press release and are based on the beliefs, estimates, expectations and opinions of management on the date such forward-looking statements are made.

Forward-looking statements contained in this news release are expressly qualified by this cautionary statement and reflect the Company’s expectations as of the date hereof and are subject to change thereafter. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events or results or otherwise or to explain any material difference between subsequent actual events and such forward-looking information, except as required by applicable law.

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